Exhibit 99.1

Dangdang Announces Recent Fulfillment Developments and the Appointment of Head of

Technology

Beijing, CHINA, September 23, 2011 — E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its recent fulfillment developments and the appointment of Justin Changqing Xiong as the head of technology.

Recent Fulfillment Development

Dangdang started the operation of its Wuxi fulfillment center in late August, which brings its total warehouse space to 260,000 square meters currently from 210,000 square meters at the end of the second quarter. In order to further strengthen its fulfillment capacity, Dangdang plans to open two additional fulfillment centers, one in Fuzhou of Fujian province and the other one in Jinan of Shandong province, in the fourth quarter of 2011. Meanwhile, Dangdang continues to improve the delivery services by further shortening the delivery time. Currently Dangdang offers same-day-delivery services in 17 cities and the next-day-delivery services in 72 cities in China.

Appointment of Head of Technology

Justin Changqing Xiong was appointed as the head of technology commencing September 20, 2011. Prior to joining the Company, Mr. Xiong served as chief operating officer at Et-China Ltd., one of the major travel agencies in South China from 2009 to 2010. From 2003 to 2008, he founded and served as chief executive officer of Yoee.com. Mr. Xiong worked as chief technology officer of Joyo.com from 2000 to 2003. He held various IT related positions from 1988 to 2000. Mr. Xiong received his EMBA degree from China Europe International Business School in 2003 and a bachelor’s degree in Information Technology from Wuhan University in 1988.

The Company also announced that Mr. Hubert Shio-Hsien Tai, the Company’s former chief technology officer, resigned from his position due to personal reasons, effective as of September 20, 2011. Mr. Tai joined Dangdang as chief technology officer in June 2006.

“We have doubled the number of cities in which we are able to provide next-day-delivery services since the end of the second quarter as we continue to accelerate our delivery speed and improve our customers’ overall shopping experience,” commented Mr. Guoqing Li, Dangdang’s CEO. “We are pleased to have Justin join us with his extensive experience in e-commerce and the IT industry. We appreciate Hubert’s contribution to the Company during the past five years and wish him all the best in his future endeavors.”

Filing of Annual Statement on Form 20-F

On April 21, 2011, the Company filed its annual report on Form 20-F that includes its audited financial statements with the Securities and Exchange Commission. The annual report is available on the Company’s website at http://ir.dangdang.com/phoenix.zhtml?c=241200&p=IROL-secToc&TOC=aHR0cDovL2lyLmludC53ZXN0bGF3YnVzaW5lc3MuY29tL2RvY3VtZW50L3YxLzAwM

DA5NTAxMjMtMTEtMDM3NjE5L3RvYy9wYWdl&ListAll=1. Holders of the Company’s securities may request a hard copy of the Company’s annual report free of charge.

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 670,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and life style products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts in this press release are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Maria Xin

Investor Relations Director

E-commerce China Dangdang Inc.

xinyi@dangdang.com

Caroline Straathof

IR Inside

+31-6-54624301

info@irinside.com